Exhibit 99.2

Press release

WiLAN and SENSIO Technologies Enter Licensing

Partnership

WiLAN becomes exclusive licensor for selected SENSIO 3D technology patents

OTTAWA and MONTREAL, Canada – September 17, 2012 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that it has entered into a multi-year exclusive license agreement with SENSIO Technologies Inc. (“SENSIO”) (TSX.V:SIO), granting WiLAN with all rights to license certain SENSIO patents relating to 3D technologies for digital displays and associated with SENSIO® S2D Switch technology. The agreement also grants WiLAN exclusive rights on certain other SENSIO patents within a specific field of use.

“Our exclusive license agreement with SENSIO aligns very well with our existing digital TV and display licensing activities and can open up new opportunities in the realm of 3D technologies,” said Jim Skippen, President & CEO. “SENSIO’s leadership in developing 3D technologies has resulted in some breakthrough patented innovations which, when combined with WiLAN’s licensing expertise, should provide a promising addition to our current digital TV and display licensing efforts.”

“We are excited to establish a patent licensing partnership with WiLAN, a true leader in patent licensing and a company with demonstrated success in developing licensing programs in the digital display industry,” said Nicholas Routhier, President & CEO, SENSIO. “After having considered various third party patent licensing options, we have selected WiLAN because of their strong team of professionals, proven track record and solid financial position. In our view, today’s agreement will help us maximize the monetization of our patents while letting us focus on our primary business activity, which is the development and marketing of value-added technologies for our customers.”

Subject to certain terms of the agreement, net revenues generated from licensing of the patents will be shared between SENSIO and WiLAN. SENSIO will also receive an initial payment. All other terms of the agreement are confidential.

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About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

About SENSIO Technologies Inc. (SENSIO)

SENSIO Technologies Inc. (www.sensio.tv) has been leading the floor in bringing 3D video to the consumer since 1999. Its vision, expertise and state-of-the-art solutions, based on diversified stereoscopic image-processing technologies, have been trusted by some of the biggest names in the media and entertainment industries to power numerous industry firsts, initiate new business models and generate immediate revenue with a distinctive 3D offering.

SENSIO enables its clients to deliver the best possible 3D experience for the end-user through a broad portfolio of products, including its flagship, award-winning technology, SENSIO® Hi-Fi 3D. Through SENSIO solutions, consumers can access – with effortless interaction and complete peace of mind – 3D content of superior quality to common frame-compatible formats distributed over existing infrastructure (cable, satellite or over IP) and displayed using any existing digital equipment (cinema, home cinema, TV, game consoles or PC). SENSIO is listed on the Toronto TSX Venture Exchange.

SENSIO® is a registered trademark of SENSIO Technologies Inc.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “can open up”, “should provide”, “will help”, “will be shared”, “will also receive” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 9, 2012 annual information form for the year ended December 31, 2012 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

This news release contains forward-looking statements that reflect either company’s expectations with regard to future events. Actual events could differ significantly from those anticipated in this document.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

All trademarks and brands mentioned in this release are the property of their respective owners.

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Press release

For Media inquiries, please contact:	For Investor inquiries, please contact:

Kathryn Hughes	Tyler Burns
Director, Marketing & Communications	Director, Investor Relations
O: 613.688.4897	O: 613.688.4330
C: 613.898.6781	C: 613.697.0367
E: khughes@wilan.com	E: tburns@wilan.com

SENSIO
Manon Desrosiers
Communications Specialist
Tel: +1 514-846-2022 x20
Email: manon.desrosiers@sensio.tv

SENSIO Investor Relations
Sylvain Archambault
Strategic Advisor, Capital Markets
Tel: +1 866-703-4887
Email: sylvain.archambault@sensio.tv

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